Electronic Articles of Organization
For
Florida Limited Liability Company

L25000481105
FILED 8:00 AM
October 21, 2025
Sec. Of State
grkersey

Article I

The name of the Limited Liability Company is:

THREDDSYNC, LLC

Article II

The street address of the principal office of the Limited Liability Company is:

6023 KIPPS COLONY DR EAST
GULFPORT, FL.   33707

The mailing address of the Limited Liability Company is:

6023 KIPPS COLONY DR EAST
GULFPORT, FL.   33707

Article III

Other provisions, if any:

THREDDSYNC PROVIDES ITS CUSTOMERS WITH AI-BASED SOFTWARE
MANAGEMENT SOLUTIONS VIA ITS NOVEL SAAS PLATFORM ALONG WITH
PROFESSIONAL SERVICES TO HELP THEM BUILD AND INTEGRATE WITH
AI.

Article IV

The name and Florida street address of the registered agent is:

BRIAN CONWAY
6023 KIPPS COLONY DR EAST
GULFPORT, FL.   33707

Having been named as registered agent and to accept service of process for the above stated limited
liability company at the place designated in this certificate, I hereby accept the appointment as registered
agent and agree to act in this capacity. I further agree to comply with the provisions of all statutes
relating to the proper and complete performance of my duties, and I am familiar with and accept the
obligations of my position as registered agent.

Registered Agent Signature: BRIAN CONWAY